THE CENTENNIAL VARIABLE ANNUITY

AN INDIVIDUAL FLEXIBLE PAYMENT VARIABLE ANNUITY CONTRACT
issued by
ReliaStar Life Insurance Company of New York
and its
ReliaStar Life Insurance Company of New York Variable Annuity Funds M P & Q

Supplement Dated October 15, 2008, to the Prospectus Dated April 30, 1996, as Supplemented

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IMPORTANT INFORMATION REGARDING THE
ING VP MONEY MARKET PORTFOLIO

The information in this supplement updates and amends certain information contained in the prospectus supplement dated February 21, 2008. Please read this supplement carefully and keep it with your prospectus for future reference.

Information about the investment adviser/subadviser and investment objective for the ING VP Money Market Portfolio is hereby deleted in its entirety and replaced with the following:

Fund Name	Investment Adviser/ Subadviser	Investment Objective
ING VP Money Market Portfolio	<u>Investment Adviser</u>: ING Investments, LLC <u>Subadviser</u>: ING Investment Management Co.	Seeks to provide high current return, consistent with preservation of capital and liquidity, through investment in high-quality money market instruments while maintaining a stable share price of $1.00.